JMG Exploration, Inc.

180 South Lake Ave.

Seventh Floor

Pasadena, CA 91101

(626) 792-3842

March 25, 2010

Division of  Corporate Finance

Securities and exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Attention Ms. Laura Nicholson

Re: JMG Exploration, Inc.

Post-Effective Amendment No. 3 to Form SB-2

Filed February 14, 2008

File No. 333-120082

Dear Ms. Nicholson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, JMG Exploration, Inc. (the "Company") hereby requests withdrawal of the Post-Effective Amendment No. 3 (the "Post-Effective Amendment") to Registration Statement on Form SB-2 (No. 333-120082) filed with the Securities and Exchange Commission (the "SEC") on February 14, 2008.

The Company requests this withdrawal because it believes that the securities included in the Post-Effective Amendment would be more appropriately registered in a new Registration Statement. No securities were offered or sold pursuant to Post-Effective Amendment No. 3.

The Company respectfully requests that Post-Effective Amendment No. 3 be withdrawn as soon as practicable. Your assistance in this matter is greatly appreciated. If you have any questions regarding this application for withdrawal, please contact Randall Gates at (310) 455-2074 or fax correspondence to (626) 792-9437.

Sincerely,

/s/ Justin Yorke

Justin Yorke

Chief Executive and Financial Officer